33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03) 5232-3331
TELEX:TRUSTMIT J26397 SWIFT Address: MTRBJPJT

RECEIVED
2007 NOV 30 A 6:50

November 26, 2007

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Mitsui Trust Holdings
The ~~Chuo Mitsui Trust and Banking Company, Limited~~
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

SUPPL

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

ANNOUNCEMENT REGARDING DISSOLUTION OF SUBSIDIARIES

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

[redacted]

07028350

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Senior Manager
Global Finance Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

PROCESSED
DEC 04 2007
THOMSON
FINANCIAL

11/30

November 26, 2007

To whom it may concern:

Chuo Mitsui Trust Holdings, Inc.
Code No.: 8309
The Chuo Mitsui Trust and Banking Co., Ltd.

Announcement regarding Dissolution of Subsidiaries

Chuo Mitsui Trust Holdings, Inc. (the "Company") and The Chuo Mitsui Trust and Banking Co., Ltd. (the "Bank") hereby announce that it has resolved to dissolve MTI Finance (Cayman) Limited, MTI Capital (Cayman) Limited and Chuo Finance (Cayman) Limited, three of the wholly-owned subsidiaries of the Bank.

1. Outline of the subsidiaries to be dissolved and schedule of the dissolution

Name	MTI Finance (Cayman) Limited	MTI Capital (Cayman) Limited	Chuo Finance (Cayman) Limited
Location	P.O.Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands	P.O.Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands	P.O.Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands
Name of Representative	Hirohumi Wakui	Hirohumi Wakui	Hirohumi Wakui
Details of Business	Issuance of subordinated bonds	Issuance of subordinated bonds	Issuance of subordinated bonds
Date of Establishment	August 1995	August 1997	February 1996
Capital Stock	US$10,000	US$10,000	US$10,000
Dissolution Schedule	Planned to be liquidated before the end of June 2008	Planned to be liquidated before the end of June 2008	Planned to be liquidated before the end of June 2008

2. Reason for dissolution

All of the subordinated bonds issued by these three subsidiaries have already been extinguished through redemption, etc.

3. Effect on the performance of the Company

This event will have no effect on the Company's projected business results (consolidated and non-consolidated) for fiscal year ending March 2008.

For inquiries concerning this matter, please contact:
Chuo Mitsui Trust Holdings, Inc.
Public Relations Group
Planning and Coordination Department
Phone: 81-3-5232-8827

This announcement is published in order to announce the dissolution of the subsidiary as described herein, but is not to solicit anyone into making any investment in or outside of Japan, nor for any other similar purposes.

To: Office of International Corporate Finance
Division of Corporate Finance

Please acknowledge receipt of this news release by stamping your seal on the attached "COPY" and returning it to the following address:

The Chuo Mitsui Trust & Banking Co., Ltd.
Global Finance Department
Attn: Tomoko Takumi
23-1, Shiba 3-chome,
Minato-ku, Tokyo 105-8574
JAPAN
Tel: 81-3-5232-1056

When you return it, please call OCS America Inc., Washington D.C. Office (Tel:703-528-4500).

Sincerely yours,
T. Takumi / Global Finance Department

END